Form N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of Management Investment
Companies

Pursuant to Rule 17f-2 [17CFR270.17f-2]

1.  Investment Company Act File Number:

      The Arbor Fund
       U.S. Government Securities Money Fund
       Prime Obligations Fund

     Date Examination Complete:  04/22/98


2.  State Identification Number

Fund Name
The Arbor Fund
33-50718

State                          Filing Type                     File Number
California                     A = Annual                      5057356
Colorado                       A = Annual                      IC-95-08-501
Georgia                        O = Other                       56931071
Illinois                       A = Annual                      R9635450
Indiana                        A = Annual                      93-0548IC
Minnesota                      G = Good Unit S                 R-36888.1
North Carolina                 A = Annual                      3326
Pennsylvania                   A = Annual                      93-02-003MF
Virginia                       A = Annual                      1956
Wyoming                        A = Annual                      18723


The Arbor Fund-
U.S. Gov't Securities
Fund
33-50718

State                         Filing Type                     File Number
Maryland                      A = Annual                      SM941120



The Arbor Fund-
Prime Obligations Fund
33-50718

State                         Filing Type                    File Number
Maryland                      A = Annual                     SM951027



3.  Exact number or investment company as specified in registration
     statement:      33-50718

4.  Address of principal executive office:  (number, street, city, state, zip code)
                2 Oliver Street
                Boston, MA  02109